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                                                                    EXHIBIT 4(B)

                            BROCK INTERNATIONAL, INC.

                      BOARD OF DIRECTORS COMPENSATION PLAN

                                NOVEMBER 6, 1997


         Set forth below is the compensation plan of Brock International, Inc. ("Company") for the members of the Company's Board of Directors (each a "Director"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Brock Control Systems, Inc. 1993 Stock Option Plan (As Amended and Restated Effective March 22, 1995) (the "Plan").

         1.       CASH COMPENSATION.

                  (a) Base Salary. The Company shall pay to each Director an annual base salary of $5,000.00 per annum, payable in monthly installments for so long as Director remains a member of the Board of Directors.

                  (b) Additional Compensation Based on Attendance at Meetings. For each meeting of the Board of Directors attended in person, each Director shall receive $2,500.00 as additional compensation. A Director shall receive no additional compensation for meetings attended telephonically or for providing written consent to any action of the Board of Directors.

         2. STOCK OPTION COMPENSATION. Pursuant to the Plan, Directors are eligible to be granted Options to purchase Shares.

                  (A) Current Directors. Any Director having been granted fewer than 20,000 Options will receive a special grant of Options in the amount required to provide Director with an aggregate of 20,000 Options, at fair market value on November 6, 1997, vesting over a four-year period.

                  (B) New Directors. Any person becoming a Director in the future (a "New Director") shall receive an initial option ("Initial Option") to purchase 20,000 Shares at fair market value on the date a New Director attends his or her first meeting of the Board of Directors. The Initial Option shall vest over a four-year period, with 5,000 Options becoming exercisable, for so long as a New Director remains a Director, upon each of the first four one-year anniversaries of the date of grant.

                  (C) Annual Automatic Grant to all Directors. Any Director, upon each one-year anniversary from November 6, 1997 for current Directors and upon each one-year anniversary of the date of attendance at first Board meeting

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                           attended by a New Director, will receive an annual
                           grant of 5,000 Options, vesting over a four-year period, with 1,250 Options becoming exercisable, for so long as each Director remains a Director, upon each of the first four one-year anniversaries of the date of grant.